16

08001859

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Hope Mines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FILE NO. 82- 03023 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 4/17/08

GOLDEN HOPE MINES LIMITED

Financial Statements

(An Exploration Stage Company)

December 31, 2007 and 2006

Golden Hope Mines Limited
(An Exploration Stage Company)
Financial Statements
Index

AUDITORS' REPORT

To the Shareholders of
Golden Hope Mines Limited

We have audited the balance sheets of Golden Hope Mines Limited (an exploration stage company) as at December 31, 2007 and 2006 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"

Markham, Ontario
February 22, 2008

Harris & Partners, LLP
Licensed Public Accountants

Golden Hope Mines Limited
(An Exploration Stage Company)
Balance Sheets
As at December 31, 2007 and 2006

	2007	2006
ASSETS		
Current		
Cash and cash equivalents	$ 775,577	$ 3,888,343
Accounts receivable	158,143	76,105
Notes receivable (Note 2)	105,000	-
Prepaid expenses and sundry assets	178,388	3,295
	1,217,108	3,967,743
Mining claims and deferred exploration expenditures (Note 3)	10,244,090	8,243,227
	$ 11,461,198	$ 12,210,970
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 4)	$ 313,330	$ 429,664
Accounts payable - other (Note 5)	225,000	-
Advances from related parties (Note 6)	-	42,198
	538,330	471,862
Future income taxes (Note 9)	688,000	555,000
	1,226,330	1,026,862
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	15,038,822	14,578,137
Contributed surplus (Note 8)	3,451,421	2,379,682
Deficit	(8,255,375)	(5,773,711)
	10,234,868	11,184,108
	$ 11,461,198	$ 12,210,970

Approved by the Board

Director "Louis Hoel"

Director "Peter H. Smith"

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Deficit
For the Year Ended December 31, 2007 and 2006

	2007	2006
Deficit, beginning of year	$ (5,773,711)	$ (4,349,459)
Net loss	(2,481,664)	(1,424,252)
Deficit, end of year	$ (8,255,375)	$ (5,773,711)

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Operations
For the Year Ended December 31, 2007 and 2006

	2007	2006
Income	$ 93,446	$ 7,680
Expenses		
Stock based compensation	1,422,264	1,426,900
Property investigation	833,757	18,881
Shareholder information	429,066	83,326
Management fees (Note 7)	238,600	18,000
Operating expenses	240,823	35,428
Gain on settlement of debt	-	(132,603)
	3,164,510	1,449,932
Loss before income taxes	(3,071,064)	(1,442,252)
Income tax recovery (Note 9)	(589,400)	(18,000)
Net loss and comprehensive loss	$ (2,481,664)	$ (1,424,252)
Net loss per share	$ (0.05)	$ (0.05)
Fully diluted loss per share	$ (0.05)	$ (0.05)
Weighted average number of shares - basic	46,653,929	30,799,946
Weighted average number of shares - fully diluted	46,804,508	39,855,080

See accompanying notes

Golden Hope Mines Limited
(An Exploration Stage Company)
Statements of Cash Flows
For the Year Ended December 31, 2007 and 2006

	2007	2006
Cash provided by (used in):		
Operating activities		
Net loss	$ (2,481,664)	$ (1,424,252)
Future income taxes	(589,400)	(18,000)
Stock based compensation	1,422,264	1,426,900
Gain on settlement of debt	-	(132,603)
	(1,648,800)	(147,955)
Changes in non-cash components of working capital		
Accounts receivable	(82,038)	(75,740)
Notes receivable	(105,000)	-
Prepaid expenses and sundry assets	(175,094)	11,794
Accounts payable and accrued liabilities	(116,333)	156,900
	(2,127,265)	(55,001)
Investment activities		
Mining claims and deferred exploration expenditures	(1,725,863)	(939,824)
Financing activities		
Advances from related parties	14,802	12,028
Exercise of warrants	290,560	385,728
Exercise of options	435,000	12,750
Issuance of common shares and units	-	4,469,319
	740,362	4,879,825
Increase (decrease) in cash	(3,112,766)	3,885,000
Cash and cash equivalents, beginning of year	3,888,343	3,343
Cash and cash equivalents, end of year	$ 775,577	$ 3,888,343
Supplementary information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2007 and 2006

1. Summary of significant accounting policies

Nature of operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of estimates

The preparation of the corporation's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

1. Summary of significant accounting policies (cont'd)

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Foreign currency translation

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Exchange gains or losses are included in operations.

Accounting changes

The CICA issued section 1506 of the CICA Handbook, *Accounting Changes*, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

1. **Summary of significant accounting policies** (cont'd)

Changes in accounting policy

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is unrecognised or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading.

Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, the Company has determined that no adjustment is necessary to the opening deficit balance.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment.

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2007 and 2006

1. **Summary of significant accounting policies** (cont'd)

Asset Retirement Obligations (cont'd)

The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2007 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Impact of accounting policies not yet adopted

In December 2006, the Canadian Institute of Chartered Accountants published new Section 1535, "Capital Disclosures". The new section establishes standards for disclosing information about an entity's capital and how it is managed. This new standard is effective for fiscal years beginning on or after October 1, 2007 and the Company will implement it as of January 1, 2008. The new accounting standard only addresses disclosures and will have no impact on the Company's financial results.

In June 2007, the Canadian Institute of Chartered Accountants modified Section 1400, "General Standards of Financial Statement Presentation", in order to require that management make an assessment of the Company's ability to continue as a going concern over a period which is at least, but is not limited to, twelve months from the balance sheet date. These new requirements are effective for fiscal years beginning on or after January 1, 2008 and the Company will implement them as of January 1, 2008. The new requirements only address disclosures and will have no impact on the Company's financial results.

Financial Instrument-Disclosures, Section 3862, describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The section complements the principles of recognition, measurement and presentation of financial instruments of section 3855, Financial instrument-Recognition and Measurement.

Section 3863 Financial Instruments-Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 Financial Instruments-Disclosures and Presentation. The Company is currently evaluating the impact of the adoption of this new Section on the financial statements.

2. **Notes receivable**

The notes receivable are due from Optimus Asset Management Inc., a Company related to a shareholder and director of the company. The notes are non-interest bearing, unsecured and due on March 31, 2008.

3. Mining claims and deferred exploration expenditures

	Opening	Additions	Reductions	Closing
Bellechasse, Panet and Ware Townships, Quebec				
Acquisition	$ 654,353	$ 278,700	$ -	$ 933,053
Exploration	7,588,874	1,556,112	-	9,144,986
Pembroke, Maine, USA				
Acquisition	-	166,051	-	166,051
	$ 8,243,227	$ 2,000,863	$ -	$ 10,244,090

Bellechasse, Panet and Ware Townships Property

On November 19, 2007, the Company acquired the remaining interest in the Colmo claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28, 2008 in order to earn the remaining 25% interest. The claims would not be subject to any royalties.

The property now consists of 861 claims for a total of approximately 37,000 hectares (93,000 acres).

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties - containing approximately 160 acres.

Gardner Property - containing approximately 67 acres.

Part of Wilder Properties - containing approximately 15 acres.

The properties were acquired for $122,375 ($125,000 USD).

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USD).

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2007 and 2006

4. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the company in the amount of $79,833. At December 31, 2007, this amount is still outstanding and bears interest plus costs.

5. Accounts payable - other

Other accounts payable consist of an accrued liability of $225,000 for the purchase of the remaining 50% interest in the Colmo Claims in Bellechasse Township, Quebec, pursuant to the agreement of November 19, 2007 (see note 3).

6. Advances from related parties

	2007	2006
Advances from the past President	$ -	$ 6,198
Advances from 154327 Canada Inc.	-	36,000
	$ -	$ 42,198

These amounts were non-interest bearing and had no specific terms of repayment.

7. Related party transactions

During 2007, the Company was charged management fees in the amount of $13,500 (2006 - $18,000) from 154327 Canada Inc., a Company controlled by the past president of the Company.

During 2007, the Company was charged management and consulting fees in the amount of $163,600 (2006 - Nil) by the current president of the Company. Of this amount $54,000 has been applied to deferred exploration costs.

During 2007, the Company was charged management fees in the amount of $88,000 (2006 - Nil) by 9132-8757 Quebec Inc., a Company owned by a director and shareholder of the Company.

During 2007, the past President of the Company was entitled to reimbursement of expenses of $30,154 (2006 - $3,745) for executive office services.

During 2007, the current president of the Company was entitled to reimbursement of expenses of $62,299 (2006 - Nil).

During 2007, a director and officer of the Company was entitled to reimbursement of expenses of $43,931 (2006 - Nil).

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2007 and 2006

7. **Related party transactions** (cont'd)

On December 4, 2007, as part of a settlement negotiated, the Company issued 380,000 common shares on the exercise of 380,000 options to a shareholder and past officer of the Company and to 154327 Canada Inc. at a price of $0.15 per share to settle debt in the amount of $57,000.

On July 21, 2006, as part of a settlement, the Company issued 958,970 common shares to a director, an officer and 154327 Canada Inc, a company controlled by an officer of the Company, at a price of $0.25 per share to settle debt in the amount of $239,742.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. **Share capital**

Common shares

a) **Authorized**
Unlimited Common shares

	Number of shares	Amount
Balance, December 31, 2005	26,001,829	$ 9,857,321
Issued for cash - net of issue costs	15,068,411	4,437,818
Issued on settlement of debt	1,549,190	531,783
Issued to satisfy finders' fees	298,507	36,500
Issued on exercise of warrants	1,928,642	385,728
Issued on exercise of options	85,000	12,750
Reallocation of contributed surplus on exercise of warrants and options	-	127,261
Fair value of purchase warrants	-	(1,029,024)
Tax benefit of share issue costs	-	218,000
Balance, December 31, 2006	44,931,579	14,578,137
Issued for mining claims	166,668	50,000
Issued on exercise of warrants	1,452,800	290,560
Issued on exercise of options	2,700,000	435,000
Exercise of options for debt	380,000	57,000
Reduction for future income tax liability	-	(722,400)
Fair value of warrants exercised	-	138,369
Fair value of options exercised	-	212,156
Balance, December 31, 2007	49,631,047	$ 15,038,822

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2007 and 2006

8. **Share capital** (cont'd)

a) Authorized

During 2007, 1,452,800 purchase warrants were exercised in exchange for 1,452,800 common shares for gross proceeds of $290,560.

During 2007, 2,700,000 purchase options were exercised in exchange for 2,700,000 common shares for gross proceeds of $435,000.

On December 10, 2007, the Company issued 166,668 common shares as part of an agreement of November 19, 2007 at a price of $0.30 per share, in order to earn 25% of the interest in the Colmo claims (see note 3).

On December 4, 2007, as part of settlement negotiated, the Company issued 380,000 common shares on the exercise of 380,000 options to a shareholder and past officer of the Company and to 154327 Canada Inc. at a value of $0.15 per share, to settle debt in the amount of $57,000.

On June 26, 2006, the Company closed three private placements.

The Company issued 3,000,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 3,000,000 shares at a price of $0.20 per share for two years expiring, May 31, 2008.

The Company issued 1,363,636 common shares at a price of $0.11 per share, with warrants to purchase up to a further 1,363,636 shares at a price of $0.20 per share for two years, expiring June 5, 2008.

The Company issued 1,700,000 common shares, at a price of $0.10 per share, with warrants to purchase up to a further 1,700,000 shares at a price of $0.20 per share for two years, expiring June 5, 2008.

In conjunction with these placements, the Company has paid finders' fees totalling $62,000 including 136,364 shares issued at a deemed price of $0.11 per share for $15,000 and issued warrants to purchase up to a further 436,364 shares, at a price of $0.20 per share, 300,000 warrants expiring, May 31, 2008 and 136,364 warrants expiring, June 5, 2008.

Warrants were issued in 2006 to purchase up to a further 1,000,000 common shares at a price of $0.15 per shares, expiring August 2, 2007.

On July 21, 2006, the Company negotiated a settlement of debt with various creditors. The agreement provided for the settlement of $362,300 of debt by subsequently issuing 1,449,190 common shares at a price of $0.25 per share, of which 958,970 common shares was issued to non-arm's length parties to settle $239,742 of debt.

On August 24, 2006, the Company closed two private placements.

The Company issued 800,000 common shares at a price of $0.125 per share, with warrants to purchase up to a further 800,000 shares at a price of $0.20 per share for one year, expiring August 23, 2007.

Golden Hope Mines Limited
Notes to Financial Statements
For the Year Ended December 31, 2007 and 2006

8. **Share capital** (cont'd)

a) **Authorized**

The Company issued 821,442 common shares at a price of $0.14 per share, with warrants to purchase up to a further 821,442 shares at a price of $0.20 per share for one year, expiring August 23, 2007.

In conjunction with these placements, the Company issued 162,143 common shares in consideration of finders' fees totalling $21,500 with warrants attached to purchase up to a further 162,143 common shares, at a price of $0.20 per share, for one year expiring August 23, 2007.

On December 21, 2006, the Company negotiated a settlement of debt with an arm's-length creditor which provides for the settlement of $169,485 of debt by issuing 100,000 common shares at a deemed price of $1.69485 per share.

On December 6, 2006, the Company closed a private placement in which the Company sold an aggregate of 4,000,000 Units at a price of $0.55 per Unit and 3,333,333 Flow-Through Shares in the capital of the Company at a price of $0.60 per Flow-Through Share for total gross proceeds to the Company of $4.2 million. Each Unit consists of one common share and one half of a share purchase warrant. Each whole share purchase warrant shall entitle the warrant holder to acquire an additional common share at an exercise price of $0.75, for a period of $0.75, for a period of 18 months after closing. The Agents received on closing a cash commission equal to 6% of the gross proceeds and compensation warrants to acquire 240,000 common shares at an exercise price of $0.55, expiring December 6, 2007.

b) **Contributed surplus**

	2007	2006
Balance, beginning of year	$ 2,379,682	$ 51,019
Fair value of stock based compensation	1,422,264	1,426,899
Purchase warrants issued with private placement	-	1,029,025
Reallocation to share capital on exercise of options and warrants	(350,525)	(127,261)
Balance, end of year	$ 3,451,421	$ 2,379,682

c) **Warrants issued and outstanding**

	Number of Warrants
Balance, December 31, 2005	1,000,000
Issued with private placement	9,685,078
Issued for finders' fees	598,507
Issued with commission on private placement	240,000
Exercised during 2006	(1,928,642)
Balance, December 31, 2006	9,594,943
Exercised during 2007	(1,452,800)
Expired unexercised	(2,167,143)
Balance, December 31, 2007	5,975,000

See accompanying notes

8. Share capital (cont'd)

c) Warrants issued and outstanding

The fair value of the 10,523,585 purchase warrants granted during the year ended December 31, 2006, was $1,029,024 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4%, average expected life of 1 to 2 years, expected volatility of 174% - 215% and no expected dividends.

9. Income taxes

A reconciliation comparing income taxes calculated at the statutory rates to the amount provided in the accompanying financial statements is as follows:

	2007	2006
Combined federal and provincial income tax rates	36.12%	36.12%
Expected income tax recovery at statutory rates	$ (1,109,400)	$ (521,000)
Non-deductible items	514,000	515,000
Expired losses	6,000	30,000
Rate change	-	(42,000)
Future income tax recovery	$ (589,400)	$ (18,000)

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax liabilities	2007	2006
Renounced expenditures	$ 1,454,000	$ 1,033,000
Operating loss carry forwards	(636,000)	(304,000)
Share issue costs	(130,000)	(174,000)
	$ 688,000	$ 555,000

As at December 31, 2007 , the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

2008	$ 148,000
2009	99,000
2010	197,000
2011	142,000
2015	91,000
2016	138,000
2017	945,000
	$ 1,760,000

As at December 31, 2007, the Company had exploration and development expenses totaling approximately $6,220,000 available to reduce future year's taxation income.

10. Stock based compensation

During 2007, 4,859,000 stock options were cancelled by the Company.

A summary of the status of the Company's employee stock option plan as of December 31, 2007 and 2006 and changes during the years then ended are as follows:

	Number of options	2007 Weighted Average Exercise Price	Number of options	2006 Weighted Average Exercise Price
Outstanding, beginning of year	8,794,000	$ 0.27	859,000	$ 0.19
Issued during the year	4,310,000	0.35	8,020,000	0.28
Exercised during the year	(3,080,000)	(0.17)	(85,000)	(0.15)
Cancelled during the year	(4,859,000)	(0.37)	-	-
Outstanding, end of year	5,165,000	$ 0.32	8,794,000	$ 0.27

In accordance with the Company's stock based compensation policy, the fair value of the 4,310,000 stock options issued during the year ended December 31, 2007, was $1,422,264 based on the date of grant using Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4.13%, expected life of 3 years, expected volatility of 485% and no expected dividends.

In accordance with the Company's stock based compensation policy, the fair value of the 8,020,000 stock options issued during the year ended December 31, 2006, was $1,426,900 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free rate of 4%, average expected life of 1 to 3 years, expected volatility of 170% - 224% and no expected dividends.

At December 31, 2007, the following employee stock options were outstanding:

Options	Price	Expiry
29,000	$ 0.10	January 22, 2008
200,000	0.15	February 22, 2008
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
10,000	0.20	April 4, 2010
22,000	0.20	April 4, 2010
100,000	0.25	May 19, 2010
450,000	0.15	February 24, 2009
4,260,000	0.35	September 30, 2010

11. Supplemental disclosure with respect to cash flows

During the year ended December 31, 2007, the Company issued 166,668 common shares with a value of $50,000 as mineral property acquisition costs and 380,000 common shares were issued with a fair value of $57,000 as debt repayment.

During the year ended December 31, 2006, the Company issued 549,190 common shares for the settlement of $531,785 of debt and 298,507 common shares to pay for finders' fee in the amount of $36,500.

12. Financial instruments

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective to nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Fair value

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities and advances from related parties, on the balance sheet approximate fair value because of the limited term of these instruments.

The Company's financial instruments include cash, sales tax receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

13. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

14. Subsequent events

Subsequent to the date of these financial statements, the Company acquired 100% interest in the Beaudoin claims on the following terms: (i) $25,000 cash payment and the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 upon signing the agreement and (ii) the issue of 200,000 common shares of the Company valued at $0.22 for $44,000 on or before December 31, 2008. The claims would not be subject to any royalties.

GOLDEN HOPE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year ended December 31, 2007

This Management's Discussion and Analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the year ended December 31, 2007. The MD&A supplements do not form part of the Financial Statements of the Company and should be read in conjunction with Golden Hope's audited Financial Statements and related notes for the year ended December 31, 2007.

The Company prepares and files its Financial Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements

Some statements contained in this MD&A are forward-looking, and therefore involve uncertainties or risks that could cause actual results to differ materially. The Company disclaims any obligation to update forward-looking statements.

Date of MD&A

This MD&A was prepared using information that is current as at March 25, 2008, unless otherwise stated.

Overall Performance

Golden Hope Mines Limited is a junior mining company focused on the acquisition, exploration and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada and Maine, USA.

During the 2006 fiscal year, the Company was able to successfully complete a turnaround. Management closed multiple rounds of financings, hired James Tisley, P.Eng. to lead the exploration team and received research coverage from Cormark Securities. In February 2007, the Board of Directors invited Louis Hoël to become its fifth director and in March he was appointed President of Golden Hope. Toward the end of the third quarter, Ted Polisuk resigned as Chairman of the Board and all other functions at Golden Hope and Frank Candido was appointed Vice President and Director. Golden Hope has also been included in the June and September 2007 edition of the "On the Radar" report by Jacques Wortman, mining analyst at GMP Securities in Toronto.

Mineral Properties

The Company's exploration focuses are a large mineral property in Bellechasse, south east of Quebec City as well as a regional approach in Maine, USA.

Bellechasse Gold Project

The 100% owned Bellechasse property is located south east of Quebec City at the end of the Appalachian mountain range of mountains. The property consists of approximately 1,100 claims totaling 47,837ha (118,205 acres). It covers over 75% of a known mineralized belt. The Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the

Appalachian Mountain fold belt. Widespread gold mineralization has also been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. These are being mapped geologically and geophysically. Further detailed examination including trenching, sampling and diamond drilling is planned.


Eastern Metals
Champagne
Saint Magloire
Timmins / Ascot
Lac Etchemin
Guadeloupe Fault
MAINE
Beauceville
St. Georges
Coordinates NAD 83 - Zone 19
Legend
Devonian
Calcareous Sediments
Ordovician
Gabbro, Diorite
Magog Group : Siltstone, Mudstone, Shale, Sandstone
St. Daniel (mélange)
Cambrian
Caldwell Group
Alkali Basalts
Arkose, Mudstone
Serpentinite
Paragneiss
Fault
Golden Hope Mines Claims
Active
Pending
Gold showing / deposit
Zn-Au-Cu-Ag showing / deposit
Ni-Zn-Cu-Au showing / deposit
0 kilometres 20
Golden Hope Mines Limited
Bellechasse Project
Regional Geology and Property Map

Timmins Gold Deposit

The Timmins Zone is a quartz vein breccia system hosted in an older diorite intrusive. The intrusion is larger than the historical Timmins Zone and includes the Timmins 1, Timmins 2 (previously referred to as Timmins South) and Ascot zones. The latter two zones have had little attention since the 1950s. Effectively these three zones appear to be part of one mineralized system separated by the intrusive core, sediment roof pendants and/or fault offsets. The mineralized zones have been traced through an area measuring approximately 150 metres by 450 metres.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township has been exposed by trenching along a strike length of 210 metres where the overburden cover is less than two metres, and channel sampling of the exposed portion will be completed shortly. Additional trenching to the west and to the east followed by diamond drilling for structure and possibly large-diameter drilling to establish grade is planned.

In October 2006, the Company announced a sampling program using large-diameter drilling. A program of approximately 1,000 metres of large-diameter drilling was planned to sample the Timmins gold deposit. 700 metres (2,330 feet) of 153mm diameter drilling in 19 holes provided 628 samples for processing. Analytical services are being provided by Eastern Analytical Limited of Springdale, Newfoundland.

The purpose of the fall 2006 down-hole hammer drilling program was to obtain samples large enough to reduce or overcome sampling challenges presented by the mineralization in the Timmins and related zones.

A total of 628 samples providing slightly over 30 tonnes of material were collected. Sampling results highlights are as follows:

12.05 g/t Au over 2 meters	**1.75g/t Au over 7 meters**
6.16g/t Au over 4 meters	**1.88g/t Au over 4 meters**
4.57g/t Au over 5 meters	**1.91g/t Au over 3 meters**

During orientation a one kilogram cut was taken from each sample and sent for standard fire assay on a 1AT aliquot, followed by Total Pulp Metallic (TPM) treatment of the entire quantity submitted. In most cases TPM assaying of the preliminary samples confirmed the initial values. Therefore, subsequent sampling used results from the first fire assay to determine which samples should receive further treatment. Any sample giving detection limit or less than approximately 250ppb can be considered waste and further treatment, except under special circumstances, is not warranted.


Summary of Mineralized Zones
Legend
Au Mineralized and Quartz Veined Diorite
Diorite
Area of Bulk Sampling (1960, 1975)
2007 Area of Trenching
Au Intersection (with reference)
2007 Drill Holes (numbers prefixed by BD2007)
2003 to 2006 Drill Holes
Trench Blackhawk Mining (1960)
Pit Outline Privex (1975)
Ascot
N
0 metres 100
Trench 2
Trench 1
Timmins 2
Timmins 1
5156500N
Significant Intersections 2007 Drilling
A 7.51 / 6.45 including 34.8 / 1.09
B 1.85 / 18.78 including 4.07 / 5.02
Bulk Sampling Results (1960, 1975)
C 32.658 tonnes at 0.96 g/t Au
D 11.543 tonnes at 19.96 g/t Au
E 21.772 tonnes at 3.53 g/t Au
F 15.908 tonnes at 19.85 g/t Au

Aeromagnetic Survey and Additional Targets Discoveries

In January 2007 the Company conducted high resolution aeromagnetic surveys over the North Zone, Champagne and Timmins area as well as over Lac Etchemin in the western part of the Company's wholly owned Bellechasse Gold Project in Quebec. Helicopter-borne surveys were conducted for total magnetic intensity, measured vertical gradient and VLF (total field and quadrature), which have helped to identify prime prospecting ground on the project, including several interesting new exploration targets.

The airborne survey results, conducted by Geophysics GPR International Inc. of Longueil, Québec, indicate a common, north-south, deep-seated control of mineralization for both the Timmins and Champagne showings. The Company believes the portion of the Bellechasse property covering this large structural feature is prime prospecting ground.

The helicopter survey covered 1,331 line kilometres using a towed, drag-oriented platform. Flying at a maximum speed of 50 km/hr, the survey used 75 metre spacing on lines oriented north-west and south-east (N45W.) The two blocks being examined were centered over the St-Magloire area (North Zone, Champagne sulphide zone and the Timmins and its associated gold zones) and over Lac Etchemin near the western end of Golden Hope's Bellechasse property.

One of the objectives of this survey was to enhance definition of the structural contours evident from older, public federal aeromagnetic data sets covering the Province of Québec, as well as more detailed provincial surveys executed in the Beauce, Bellechasse and La Malbaie areas. By flying lower and at slower speeds, the survey produced higher resolution data for both the Lac Etchemin and St-Magloire areas, which have helped to identify late-stage intrusive events. In addition, these data are very useful for the interpretation of structural styles and the likely sequencing of tectonic events.

2007 Exploration Program and Results

Timmins

Following the geophysical survey, the Company launched its 2007 exploration program with a focus on the North Zone - Champagne - Timmins zone corridor.

In May, the Company hired Major Kennebec Drilling of Quebec (a subsidiary of Major Drilling Group International) to conduct a 5,700-foot diamond drilling program on several promising targets across the Bellechasse project. The first phase of this latest drilling is focused on the Timmins gold deposit, aiming to define the structure, continuity and extent of this particular quartz vein deposit, which is one of numerous mineralized zones identified on the property thus far. Nineteen diamond drill holes (1,.5 metres were completed on the Timmins Zone and three holes (472.2 metres) tested the nearby Timmins 2 Zone.

Table 1 - Assay Results For Two Diamond Drill Holes at Timmins 2 Zone *

Hole no.	From (m)	To (m)	Length (m)	Grade Au (g/t)
BD2007-66	48.62	55.07	6.45	7.51
Including	51.98	53.07	1.09	34.8
BD2007-67	37.86	56.64	18.78	1.85
Including	48.75	53.77	5.02	4.07

In October and November, trenching and excavation along Timmins 2 indicated a length of at least 200 metres *(Bellechasse Map: Trenches 1 and 2)*. This expanded zone features a surface width of 10 metres at the western end, widening to over 80 metres in Trench 2, while still being open to the northeast.

The bedrock exposed by trenching was sampled by blasting a series of 140 contiguous advances. Each advance measured 1.0 metre x 1.5 metres x 1.5 metres and broke approximately 6 tonnes, of which 100kg to 200kg has been collected for processing. An additional 45 similar blast samples were taken from Timmins 1. These samples are being processed and forwarded for fire assay.

Quartz veining and stockwork with varying sulphide content is prominent throughout the length of the Timmins 2 exposed so far. The bedrock surface shows a combination of oxidized sulphides and quartz veins similar in appearance to the mineralization in the core of Timmins 1.

Ascott Vein

A total of 68 preliminary samples were collected from seven trenches across the Ascot vein, which is part of the large Timmins gold deposit (see accompanying maps). Sample weights ranged from approximately seven to 37 kg, for a total of 1,473 kg. Each sample was crushed, quartered, and four cuts of one kg each were sent for standard fire assay at Eastern Analytical Limited of Springdale, Newfoundland.

Individual assays ranged from 0 to 34 g/t, while the weighted average gold content for those of the 68 samples taken from within the vein range from mineralized background (more than 150 ppb) to a maximum of 4.38 g/t.

Coucou Zone

A pre-Taconic extrusive complex was staked during regional evaluation. This prospect, located in lots 6 and 7, Ranges 9 and 10, Ware Township, is being mapped and sampled for base and precious metals.

Brecciated silicified volcanic rocks are exposed at two locations 700 metres apart. The work program is designed to establish continuity of the favourable rocks and the intensity of mineralization.

The partially exposed zone is composed of brecciated silicified volcanic rocks that have been traced over an approximate 700 metre (2,300 feet) strike length and 200 metre (656 feet) width and has shown to contain visible sulfides. The most altered and mineralized part of the exposed zone has been traced over a distance of 200 metres (656 feet) and width of 90 metres (295 feet) and has now been mapped in detail and subsequently sampled. The full lateral surface extension of the extrusive complex has not yet been established due to overburden cover but is continuing. Diamond drilling has begun to test the depth continuity of the zone, degree of alteration and extent of sulfide mineralization. The surface samples have been securely packed and shipped to an accredited laboratory. All analytical results will be announced as they are received from the laboratory.

Maine, USA

The Company has taken a regional approach in Maine, USA. Management recognized that the geological environment is very similar to the one in New Brunswick, where mining and exploration activity is presently booming. Golden Hope built an extensive database of known deposits and grass roots properties. The results of this investigation have shown great potential for the region and its mineral resources. They also established and targeted diverse ownership groups and have started negotiations to lease or acquire mineralized zones. The goal is to build a portfolio of deposits in Maine to facilitate potential mining operations and ensure their economical potential.

The Company established relastionships with the diverse government bodies responsible for the regulation of natural resources, exploration and extraction in Maine. These relationships include such offices as the Department of Environmental Protection (DEP), the State Geologist and the Governor's office. Management's current understanding of the state, its geology and working environment will be a key factor in the Company's success in Maine. Golden Hope will aggressively pursue its acquisition and exploration program there in the next few years.

Capital Resources

Financings

During 2006 the Company was able to substantially increase its capital reserves through multiple rounds of financings at increasing prices per share. From May to August 2006, Golden Hope raised a total of $835,000, issuing a total of 7,685,065 shares and 7,685,065 warrants.

On December 6, 2006 the Company closed a $4.2 million brokered private placement led by Sprott Securities and Dundee Securities of Toronto. This placement included $2 million of flow-through shares, to pay exploration expenses (as such term is defined in the Canadian Income Tax Act) on its Bellechasse Gold Project.

During the year ended December 31, 2007, 2,630,000 options were exercised to purchase common shares at a price of $0.15 per share for $394,500 cash, 400,000 options were exercised to purchase common shares at a price of $0.20 per share for $80,000 cash an additional 50,000 options were exercised to purchase common shares at a price of $0.35 per share for $17,500 cash and 1,452,800 warrants were exercised to purchase common shares at a price of $0.20 per share for $290,560 cash.

Subsequent to the year ended December 31, 2007, 40,000 options were exercised by a Director to purchase common shares at a price of $0.15 per share for $6,000 cash on February 22, 2008.

As at December 31, 2007 the Company's cash, cash equivalents and short-term investments were $775,577. These funds will allow the Company to meet all its obligations to the end of the fourth quarter of 2008, including all projected exploration/development costs and corporate expenses.

Options and Debt Settlement

During the 12 months of 2006 the Company granted a total of 5,020,000 options to directors, officers, consultants and service providers at a price of $0.15 per share.

During the 12 months of 2007 the Company granted a total of 4,310,000 options to directors, officers, consultants and service providers at a price of $0.35 per share, expiring September 30, 2010.

During fiscal 2006 the company negotiated debt settlements with various creditors to convert $362,297.45 of debt into 1,449,190 common shares at a deemed price of $0.25. The Company negotiated this settlement so that the proceeds of future financings could be directed to the Company's exploration programs. The Company also wrote down $132,602.51 of outstanding payables and settled $169,485.69 of debt with an arm's-length creditor by the issuance of 100,000 common shares at a price of $1.69 per share.

Material Events

In October 2007, the Company engaged Maplehurst Capital Corporation for strategic marketing and corporate communication in the U.S. In November 2007, Barnes McInerney Inc. of Toronto was hired for investor relations consulting in Canada.

Results of Operations

Summary of Quarterly Results

The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q
	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-0
Revenues	$9,880	$24,588	$30,618	$28,360	$7,680	$0	$0	$0
Expenses	1,402,289	588,009	321,822	262,990	1,467,494	216,210	(268,506)	16,734
Net income (loss)	(1,392,409)	(563,421)	(291,204)	(234,630)	(1,459,814)	(216,210)	268,506	(16,734)
Net income (loss) per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.01	$0.00
Cash flow from (used in) operations	(679,760)	(476,644)	(442,732)	(528,129)	543,752	(379,095)	(261,479)	41,821
Cash & cash equivalents, end of period	775,577	2,040,616	2,660,000	3,194,888	3,888,343	166,600	265,106	590
Assets	11,461,198	11,705,747	11,905,454	11,828,829	12,210,970	8,004,000	7,839,906	7,360,656
Long-term liabilities	0	0	0	0	0	0	0	
Dividends	0	0	0	0	0	0	0	

Fiscal year ended December 31, 2007

Golden Hope's operations in the year ended December 31, 2007 were focused on exploration. During the year ended December 31, 2007, the Company's expenses increased to $2,575,110 from $1,431,932 for the year ended December 31, 2006 due to higher overhead costs associated with the increase in exploration. For this reason, net loss for the year ended December 31, 2007 increased to $2,481,664 from $1,424,252 (net of gain on settlement of debt of $132,603) for the year ended December 31, 2006.

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Revenues	93,446	$7,680	0
Expenses	2,575,110	1,431,932	73,405
Net income (loss)	(2,481,664)	(1,424,252)	(73,405)
Net income (loss) per share	$(0.05)	$(0.05)	$(0.01)
Cash flow from (used in) operations	(2,127,265)	(55,001)	(68,499)
Cash & cash equivalents, end of period	775,577	3,888,343	3,343
Assets	11,461,198	7,210,970	7,322,200
Long-term liabilities	0	0	0
Dividends	0	0	0

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties

Notes for $105,000 are receivable from a company in which the Vice President and a director of the Company has an interest, are non-interest bearing, unsecured and due on or before March 31, 2008; notes for $55,000 were repaid on January 25, 2008 reducing the balance due to $50,000.

The Company was charged management fees in the amount of $13,500 (2006-$18,000) from 154327 Canada Inc., a company formerly related by virtue of common management.

During the year ended, Ted Polisuk, former Chairman and past President of the Company, was reimbursed expenses of $27,500 (2006-$3,745). In addition, the current President of the Company was paid $163,600 in management fees (2006 – nil) of which $54,000 were applied to deferred exploration expenditures on its Quebec property and was reimbursed expenses of $62,299 (2006 – nil). Also during the year, a company of which the Vice President of Golden Hope is sole director, officer and shareholder, was paid $88,000 in management fees (2006 – nil) and was directly reimbursed expenses of $43,931 (2006 – nil). Another director was paid $18,750 (2006 – nil) for his services as a consulting geologist.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	**2007**	**2006**
Advances from the Chairman and past President	$ -	$6,198
Advances from 154327 Canada Inc.	-	36,000
	$ -	$ 42,198

These amounts were non-interest bearing and had no specific terms of repayment.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments – Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments – Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources.

Other comprehensive income refers to items recognized in comprehensive income but thar are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is unrecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading.

Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

As a result of the application of Section 3855, the Company has determined that no adjustment is necessary to the opening deficit balance.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110 "Asset Retirement Obligations" which establishes standardsfor asset retirement obligations and associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset,

The liability is increased over time to reflect an accretion element considered in the intial measurement at fair value. As at December 31, 2007 the Company has not incurred any significant asset retirement obligations related to the exploration and development of its mineral properties.

Impact of accounting policies not yet adopted

In December 2006, the Canadian Institute of Chartered Accountants published new Section 1535, "Capital Disclosures". The new section establishes standards for disclosing information about an entity's capital and how it is managed. This new standard is effective for fiscal years beginning on or after October 1, 2007 and the Company will implement it as of December 31, 2008. The new accounting standard only addresses disclosures and will have no impact on the Company's financial results.

In June 2007, the Canadian Institute of Chartered Accountants modified Section 1400, "General Standards of Financial Statement Presentation", in order to require that management make an assessment of the Company's ability as a going concern over a period which is at least, but is not limited to, twelve months from the balance sheet date. These new requirements are effective for fiscal years beginning on or after January 1, 2008 and the Company will implement them as of January 1, 2008. The new requirements only address disclosures and will have no impact on the Company's financial results.

Financial Instrument-Disclosures, Section 3862, describes the required disclosures related to the significance of financial instrument on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The section complements the principles of recognition, measurement and presentation of financial instruments of section 3855, Financial instrument-Recognition and Measurement.

Section 3863 Financial Instruments-Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 Financial Instruments-Disclosures and Presentation. The Company is currently evaluating the impact of the adoption of this new Section on the financial statements.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. The Company's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and the Company's common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

There are no material decisions by the board of directors of the Company with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Summary of Significant Accounting Policies

The accompanying Financial Statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The Financial Statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the year incurred.

Stock-based Compensation

The Company accounts fro stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through Shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per Share

Basic income per share is computed using the weighted *average* number of common shares outstanding during the year. Diluted income per share is computed using the weighted *average* number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$654,353	$2,000	$656,353
Exploration	7,588,874	817,034	8,405,908
Pembroke, Maine, USA			
Acquisition	-	166,051	166,051
	$8,243,227	$2,000,863	$10,244,090

Bellechasse, Panet and Ware Townships Property

On November 19, 2007, the Company acquired the remaining interest in the Colmo claims located in Bellechasse Township, Quebec, for $275,000 on the following terms: (i) the issue of 166,668 common shares of the Company valued at $0.30 for $50,000 in order to earn an additional 25% interest; (ii) $100,000 cash payable on or before May 10, 2008 in order to earn an additional 25% interest and (iii) $125,000 cash payable on or before November 28 ,2008 in order to earn an additional 25% interest. The claims would not be subject to any royalties.

During 2006, the Company acquired, by staking, 281 additional claims in southeastern Quebec. The property consists of approximately 1,100 claims for a total of 47,837 hectares (118,205 acres).

Pembroke, Maine, USA

Pursuant to an agreement dated October 1, 2007, the Company had purchased the surface rights in certain properties located in Pembroke in the state of Maine, U.S.A. and described as follows:

Mains Properties – containing approximately 160 acres.

Gardner Property – containing approximately 67 acres.

Part of Wilder Properties – containing approximately 15 acres.

On May 15, 2007, the Company reached a settlement agreement for the purchase of the land located in Pembroke, Washington County, U.S.A., being the northwestern half of lot number six (6) in the fourth (4th) range, containing approximately 100 acres, from Irene and Gary Moore, for a total settlement amount of $41,056 ($36,000 USA).

Accounts Payable and Accrued Liabilities

Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the Company in the amount of $79,833. At December 31, 2007, this amount is still outstanding and bears interest plus costs.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

For further information regarding the company, see the Company's documents filed on www.sedar.com or visit www.goldenhopemines.com.

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